Amf
3/27

02021405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC 3/26

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 1 2002

SEC FILE NUMBER
8- 22320

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gilbert, Doniger & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul S. Gilbert (212)888-5151
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yohalem Gillman & Company LLP
(Name — *if individual, state last, first, middle name*)

477 Madison Avenue	New York	NY	10022-5802
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/27/02

OATH OR AFFIRMATION

I, Paul S. Gilbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilbert, Doniger & Co., Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

ANNIE SHADEROWFSKY
Notary Public, State of New York
No. 01SH6027320
Qualified in New York County
Commission Expires 7/6/20 03

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILBERT DONIGER & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

GILBERT DONIGER & CO., INC.

TABLE OF CONTENTS

YOHALEM GILLMAN & COMPANY LLP

Independent Auditor's Report

Officers and Directors
Gilbert Doniger & Co., Inc.

We have audited the accompanying statement of financial condition of Gilbert Doniger & Co., Inc. as of December 31, 2001 and the related statements of operations, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gilbert Doniger & Co., Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yohalem Gillman & Company LLP

New York, New York
January 25, 2002

Certified Public Accountants & Consultants • 477 Madison Avenue, New York, NY 10022-5802
Tel.: 212-371-2100 Fax: 212-759-2946 E-mail: yg&co@yohalem.com Internet: www.yohalem.com
A Member Firm of Midsnell Group International

GILBERT DONIGER & CO., INC.

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2001
ASSETS		
Cash and cash equivalents	$	72,519
Commissions receivable		17,722
Cash surrender value of officers' life insurance (net of loans in the amount of $71,212)		17,914
Other assets		15,827
Deferred tax asset		35,200
	$	159,182
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses and taxes payable	$	9,652
Stockholders' equity		
Common stock - $10 par value; authorized - 2,000 shares; issued and outstanding - 1,800 shares		18,000
Additional paid-in capital		249,385
Retained earnings (deficit)		(117,855)
Total stockholders' equity		149,530
	$	159,182

See accompanying notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF OPERATIONS

		YEAR ENDED DECEMBER 31, 2001
Revenue		
Commissions and fees	$	1,098,989
Interest		3,382
Total revenue		1,102,371
Expenses		
Salaries - officers		319,750
Salaries - others		103,391
Payroll taxes and fringe benefits (net)		3,611
Total payroll costs		426,752
Clearance fees		172,661
Commissions		47,535
Communications		85,933
Insurance		60,741
Office		25,375
Professional fees		33,139
Rent		86,096
Regulatory dues and fees		8,804
Telephone		15,400
Travel and entertainment		472
Embezzlement loss		302,322
Total expenses		1,265,230
Loss before income taxes		(162,859)
Benefit from for income taxes:		
Federal		(24,000)
State and local		(1,957)
		(25,957)
Net loss	$	(136,902)

See accompanying notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance - January 1, 2001	$ 18,000	$ 28,000	$ 19,047	$ 65,047
Additional capital contributed	-.-	221,385	-.-	221,385
Net loss	-.-	-.-	(136,902)	(136,902)
Balance - December 31, 2001	$ 18,000	$ 249,385	$ (117,855)	$ 149,530

See accompanying notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF CASH FLOWS

		YEAR ENDED DECEMBER 31, 2001
Cash flows from operating activities		
Net loss	$	(136,902)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in cash surrender value of officers' life insurance		(2,789)
Decrease in commissions receivable		14,549
Increase in other assets		(13,068)
Increase in deferred tax asset		(35,200)
Decrease in accrued expenses and taxes payable		(62,544)
Net cash used in operating activities		(235,954)
Cash flows from financing activities		
Advances from owners		700,000
Repayment of advances		(478,615)
		221,385
Decrease in cash and cash equivalents		(14,569)
Cash and cash equivalents - beginning of year		87,088
Cash and cash equivalents - end of year	$	72,519

See accompanying notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2001

NOT APPLICABLE

See accompanying notes.

1. Organization and Business Activity

Gilbert Doniger & Co., Inc. (the "Company") was incorporated in the State of New York in December 1977 and is engaged in business as an introducing broker/dealer in New York City.

2. Summary of Significant Accounting Policies

Revenue Recognition

Commission income on customers' securities transactions is recorded on a settlement date basis, generally the third business day following the transaction date.

Clearing Transactions

The Company transmits all transactions through a clearing broker who maintains the customers' accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2001, the Company's net capital ratio was 0.07:1.0, and its net capital was $131,616 as compared with required net capital of $25,000.

4. Operating Lease

The Company occupies office space under a lease agreement expiring February 27, 2003. Aggregate future minimum annual rental payments and subrental income, under lease agreements are as follows:

	Total Rent	Subrental Income	Net
2002	$ 118,000	$ 48,000	$ 70,000
2003	19,666	8,000	11,666
	$ 137,666	$ 56,000	$ 81,666

Rent expense, including escalation charges for the year ended December 31, 2001 amounted to $86,096.

5. Profit Sharing Plan

The Company has a profit sharing plan covering all eligible employees. Contributions to the plan are at the discretion of the Company's Board of Directors. For the year ended December 31, 2001, the Company elected not to contribute to the plan.

6. Income Taxes

The income tax provision for the year ended December 31, 2001 was as follows:

Federal:	
Current	$ -.-
Deferred	(24,000)
	$ (24,000)
State and local:	
Current	$ 9,243
Deferred	(11,200)
	$ (25,957)

The component of the net deferred tax asset as of December 31, 2001 was as follows:

NOL Carryforward	$ 35,200

6. Income Taxes (continued)

The Company has available at December 31, 2001, $160,000 of unused operating loss carryforwards that may be applied against future taxable income and that expire in various years through 2021.

7. Embezzlement Loss

During February 2001, the Company discovered a misallocation of customer funds that had been perpetrated by an employee in accounts held at the prime clearing broker that led to losses in an account controlled by the employee. When the fraud was discovered, the principals advanced monies to the Company to cover the losses in the customer accounts. The losses incurred amounted to approximately $600,000, of which approximately $300,000 was recovered under the Company's fidelity bond insurance policy.

8. Supplemental Disclosure of Cash Flow Information

Cash paid during the year for income taxes was $19,526.

During 2001, advances from the stockholders in the amount of $221,385 were reclassified to additional paid-in capital.

GILBERT DONIGER & CO., INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2001
Total stockholders' equity	$ 149,530
Deductions and/or charges	
Nonallowable assets	$ 17,914
Net capital before haircuts on securities positions	131,616
Haircuts on securities	-.-
Net capital	131,616
Less: Minimum capital requirements	25,000
Excess net capital	$ 106,616

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accrued expenses and taxes payable	$ 9,652
Aggregate indebtedness	$ 9,652
Ratio of aggregate indebtedness to net capital	0.07:1.0

GILBERT DONIGER & CO., INC.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT SCHEDULE III

	December 31, 2001
Net capital - per FOCUS Report	$ 60,590
Add: Cash surrender value of officer's life insurance	17,914
Other - prepaid and tax accrual	71,026
	149,530
Net capital - per audit report	$ 149,530

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2001

NOT APPLICABLE

YOHALEM GILLMAN & COMPANY LLP

Independent Auditor's Report on Internal Control

Officers and Directors
Gilbert Doniger & Co., Inc.

In planning and performing our audit of the financial statements of Gilbert Doniger & Co., Inc. for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("the Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public Accountants & Consultants • 477 Madison Avenue, New York, NY 10022-5802
Tel.: 212-371-2100 Fax: 212-759-2946 E-mail: yg&co@yohalem.com Internet: www.yohalem.com
A Member Firm of Midsnell Group International

Officers and Directors
Gilbert Doniger & Co., Inc..

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives. Also, we believe that the Company was in compliance with the conditions of the exemption at December 31, 2001, and no facts came to our attention that caused us to believe that such conditions had not been complied with during the year then ended. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

As disclosed in Note 7 of the notes to the financial statements of Gilbert Doniger & Co., Inc., an employee of the Company misallocated funds from customer accounts at the prime clearing broker into accounts controlled by the employee. Unbeknownst to the owners of Gilbert Doniger & Co., Inc., an employee obtained certain computer rights that allowed the employee to embezzle funds from customer accounts. In early 2001, the owners discovered the misappropriation during their ongoing review of the Company's customer allocation account. Since the discovery of the weakness, the owners have engaged a licensed, financial operations manager to assist the owners with review, approval and reconciliation of Company transactions. In addition, the Company has instituted a policy of approval of all new accounts by the owners and, we have been advised, has been assured by prime clearing broker that no employees have approval rights to the computer processing system, with the exception of the owners.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Yohalem Gillman & Company LLP

New York, New York
January 25, 2002